Exhibit 99.4

International Conference Call

JBS S/A (JBSS3)

3Q23 Earnings Results Call

November 14th, 2023

Operator: Good morning, everyone and thank you for waiting. Welcome to JBS S/A and JBS USA third quarter of 2023 results conference call.

With us here today we have Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

This event is being recorded and all participants will be in a listen-only mode during the Company’s presentation. After JBS’ remarks, there will be a question-and-answer session. At that time further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator.

Before proceeding, let me mention that forward-statements are based on the beliefs and assumptions of JBS’ management. They involve risks and uncertainties because they relate to future events and therefore depend on circumstances that may or may not occur.

Now, I’ll turn the conference over to Gilberto Tomazoni, Global CEO of JBS.

Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni: Good morning. Thank you everyone for participating in our earning calls.

Our third quarter numbers for 2023 show we are on a steady path to recover both our results and margins, as we flagged early in this third quarter of this year. Our business segment continues to improve, whether we are talking about margin or cash flow.

Thanks to the strength of our global diversified platform across geographies and proteins and the implementation of key management improvements in Brazil and the United States, we have added nearly 1% point for our EBTDA margin compared to the second quarter of this year, rising to nearly 6%. This cash flow progressions and demonstrate our commitment to financial discipline and the fundamentals of our debt policy. This is the first highlight I would like to share about our results.

Moving to the second point and revisiting an issue I have previously discussed, we had two business areas that we are performing below their potential. In this third quarter, we continue to work on restoring the profitability of this operation and we’re beginning to see the initial results.

At Seara, we have executed part of our previous identified opportunities, and we believe that the coming quarters will be positively impacted by the realization of this benefit from these measures. Beyond operational improvements, Seara has opportunity outside its gates, meaning opportunities captured from the market with the ramp-up of new facilities, like Rolândia, for example, which have yet to reach full capacity. Without a doubt, we are very optimistic about Seara prospects.

In our US Beef business, the operational measures we have implemented in commercial, industrial areas are helping us navigate the lowest point in the cattle cycle. The margin of the operation are showing gradual recovery, even in a scenario of tighter spreads and reduced cattle supply, demonstrating our commitment to operational excellence.

The third point is our dedication to financial discipline to reduce our debt. This quarter, thanks to our strong cash flow, we reduced our net debt by US$600 million. Despite this reduction, our leverage increased to 4.87 times in dollar terms, due to a statistical issue, which Guilherme will elaborate on shortly. This, once again, showed that we are well-prepared to navigate this challenging period with security and financial robustness. We have extended the average terms of our debt to 12 years, expanded liquidity and reduced the cost of boarding. This is a testament to our commitment to the financial discipline in our effort to reduce our debt.

Beginning in this quarter of 2023, we will enter… sorry, beginning of this last quarter in 2023, we will enter a structural deleverage process for the company. The fourth point I would like to highlight is our continued growth in the commencement of our operation from the investment in new facility in the past years. As an evidence by the opening of Rolândia breaded product and the sausage factory in Paraná two weeks ago, one of the most modern and sustainable JBS plant in the world. Likewise, our new Italian meat plant in United States continue to rapidly ramp up production.

JBS long-term vision remain unchanged. We remain focused on our growth through diversification, innovation, value-add product and strong brands. We have a unique multi-geography and multi-protein platform that makes us more resilient in the face of challenging scenarios in any specific geographies or business line.

Additionally, I would like to address our focus on generating long-term value for stakeholders with the dual listing to our shares in Brazil and the United States. We believe this is a yet another way to generate even more value to all of our shareholders and our team members and our communities.

Finally, our ongoing investment in expansion, the reduction of our debt and the execution of improvements in the management of our business show that we are absolutely focusing on what we can control, regardless of other issues that may affect our business.

As we celebrate our 70th anniversary, we have evolved our brand to commemorate this new chapter for JBS. It is a simultaneously celebration of our past and a reflection of our present and a vision for our future with focus on innovation, operational excellence, quality, financial discipline and leadership in all that we do.

Thank you all for participating in this earning calls and now I will hand to over Guilherme, who will be detailing our financial. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s go through the operational and financial highlights of the third quarter 2023 starting on slides 12, please. I would like to start by highlighting all the work in the liability management that we continue to carry out throughout the second half of the year.

In September, JBS issued US$2.5 billion in senior notes, of which US$1.6 billion with a coupon of 6.75% and maturity in 2034, and US$900 million with a coupon of 7.25% and maturity in 2053. Subsequently, we issued US$500 million through our subsidiary Pilgrim’s Pride with maturity of 2034 and a coupon of 6.87. Additionally, in October we issued agribusiness receivable certificates in the amount of R$1.7 billion. Thus, with the resource described above, we paid US$440 million of trade finance lines in September, and we repay almost all of our short and mid-term debts in the amount of US$2.5 billion, in addition to the tender offer of PPC notes due to 2027 already concluded in the amount of US$868 million.

After completing this entire process, we will extend JBS average debt term to 12 years, reducing the average cost to 6.08% per year and practically eliminating the need to pay debt until 2027.

Moving on to slide 13, we have the operational and financial highlights of the quarter. Net revenue in the third quarter of 2023 was US$19 billion. Adjusted EBITDA totaled US$1.1 billion, which represents a margin of 5.9% in the quarter, a sequential improvement since the first quarter of 2023, in line with what we have been mentioning throughout the year. Net profit was US$117 million in the quarter.

Please, now moving to slide 14, the operational cash flow in the quarter was US$1.3 billion, an improvement of 20% when compared to the previous quarter. This result is mainly a consequence of the improving in operating results, but also in working capital, which was positively impacted by US$341 million. The main gains came from improvements in accounts receivables due to the decrease in average price and increased payments from China and Middle East countries, as well as the reduction in inventories as a result of the decrease in the price of raw materials, mainly live cattle in Brazil and Australia and grains in US and Brazil.

In the last two quarters, we informed the market that we could generate enough free cash flow to offset the first quarter cash burn of US$1.2 billion. Considering the results of the second and third quarters, we have already reached US$1.1 billion, that is 91% of the total amount. Historically, the fourth quarter generates free cash flow due to the postponement of payments from live animals until the following fiscal year. Thus, in the first quarter, we had a cash outflow of US$440 million related to these purchases and we expect that a good part of this amount will now return in the fourth quarter, which will contribute positively to the free cash flow of the year.

Furthermore, we are considering capturing more US$150 million in the fourth quarter on the back of lower grain prices. Regarding tax, we are estimating additional cash inflow of US$100 million due to the refunds of state tax in the US and monetization of tax credits in Brazil. These amounts are in addition to the US$185 million we booked in the second and third quarters.

Finally, we already expected leverage in the third quarter to be the highest of the year due to the decrease in EBITDA, which as we demonstrated, is already improving sequentially. When using the market consensus for EBITDA, our leverage in 2023 will end up around 4 times net debt to EBITDA, lower than the leverage posted in the second quarter.

Likewise, using market consensus for EBITDA of 2024, which is a margin of 6.5%, leverage would already return to the top range indicated in our financial policy that is 3 times. In 2025, using market consensus data, which is a margin of 7%, our leverage would end up the year of 2025 at 2.5 times.

To wrap up this slide, capital expenditures in the quarter was approximately US$375 million, 52% of which was maintenance. Therefore, considering the factors above, free cash flow for the quarter was positive in US$703 million.

Moving to the slide 15 we have the evolution of our debt profile. Net debt in the third quarter of 2023 ended up at US$16 billion, a decrease of approximately US$600 million. The sequential operation improvement reflected in our EBITDA of US$1.1 billion and the improvement in working capital of US$341 million were more than enough to offset investments in capital expenditures of US$375 million, accrued interest of US$270 million, biological assets of a US$130 million, and leasing payments of US$101 million.

Net financial expenses for the quarter were US$261 million, stable compared to the previous quarter. It’s worth mentioning that 79% of our debt is in the form of bonds denominated in dollars with fixed coupons. Leverage in dollars rose to 4.87x in reais and 4.84x in dollars. The growth is explained by 61% reduction in EBITDA in the last 12 months and in the third quarter of 2023 when compared to the same period of previous year.

However, as I mentioned previously, our average debt term is quite comfortable at 12 years with an average cost of 6% and no relevant maturities until 2027.

Before I move on to the business units, I would like to make everyone aware that both in the earnings release and on our investor regulations website, we began to disclose the EBIT in dollars and US GAAP for the international operations to facilitate comparability with our US peers.

Let’s now quickly go through the business units. Starting with Seara on slide 16, net revenue for the quarter fell 6.7% year over year in the third quarter, reflecting lower poultry prices due to global oversupply of poultry. On the other hand, profitability improved sequentially throughout quarter as a result of lower production costs and greater operational efficiency. Furthermore, I would like to highlight that Seara inaugurated its industrial complex located in the city of Rolândia in October advancing its expansion strategy in brand and value-added products, particularly in the chicken breaded and hot dog segments.

The new plants are the most automated at Seara and among one of the most modern at JBS globally.

Moving now to slide 17, JBS Brazil reported net revenue 4.4% lower when compared to the same period of previous year as a result of the decrease in beef export prices, mainly to China. This result was partially offset by greater demand in the domestic market, reflecting the decrease in retail prices.

I would like to highlight that in a survey carried out by the Datafolha Institute in thousands of Brazilian households, the Friboi brand was once again elected top of mind that is the most remembered and preferred brand by Brazilian consumer. Friboi wins the meat category for the fourth time and consolidates itself as the absolute leader.

Moving on to the slide 18 and speaking from now on in dollars and US GAAP, JBS Beef North America net revenue grew 7% year over year in the quarter with an EBITDA margin of 1.6%. Although profitability reflects the turnaround in the cattle cycle in the annual comparison, the sequential improvement in profitability is a result of the company’s efforts to improve commercial and operational performance already capturing gains on several fronts.

Moving on to slide 19, we have JBS Australia. Despite the decrease in consolidated net revenue, the EBITDA margin grew 3 percentage points to 6.6% in US GAAP. This improvement mainly reflects the lower purchase price of live cattle given the greater availability of animals due to the more favorable cycle. According to Meat and Livestock Australia, the price of live cattle in Australia fell 49% year over year in the third quarter.

Turning on to JBS USA Pork, net revenue for the fourth quarter was 5% lower compared to the third quarter of 2022. However, the EBITDA margin returned to historical levels. This improvement in profitability is a result of lower grain costs, minus 24% year over year, the decrease in pork prices, minus 18% year over year, and continuous efforts aimed at expanding the value-added portfolio and improving commercial and operational execution.

Pilgrim’s Pride, on slide 21, presented a drop in net revenue of 2% in the third quarter of 2023 in the annual comparison. However, all regions improved margins compared to the previous quarter as a result of operational excellence programs, continued partnership with key customers, and increase in diversification through a branded and value-added portfolio.

In the US poultry cuts, that are used as raw material, big birds, still face a challenging scenario, but market fundamentals have already started to improve. Mexico recorded strong results in the quarter with continued improvement in the live chicken operation, lower grain prices, and favorable exchange rate impact.

Finally, in Europe, the positive trajectory of margin growth continued driven by the continuous optimization of operations, cost recovery efforts, consolidation of back-office activities, and growth of partnerships with key customers. As you can observe and as we have been indicating, the sequential improvement in our profitability has already occurred and the trend remains positive in the fourth quarter, highlighting JBS Australia, Seara, and JBS Brazil.

So, I would like to open to our question-and-answer session, please.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please press the star key followed by the one key on your touch tone phone now. If at any time you would like to remove yourself from the questioning, please press star 2.

And our first question comes from Priya Origupa, with Barclays. Please, go ahead.

Pryia Origupa: Good morning. Thank you so much for taking the questions. I mean, I apologize a little bit, but we had some difficulties with the connection this morning on the call, the first call that you hosted. So, if some of this is a repeat of that, it’s just because we didn’t quite clearly hear the responses.

Congratulations on the results this morning. I think, Guilherme, first, if we can talk a little bit about the free cash flow performance. I think on the call this morning, you guys mentioned that the free cash flow performance in fourth quarter should be similar to third quarter. Is that the right way to think about it in terms of the dollar amount or just directionally? So, that would be the first question.

Guilherme Cavalcanti: Okay, it is directionally, could be more or less the same range in the third quarter or could be higher. What we will have for the fourth quarter is good operational margins for Australia, Beef Brasil and Seara. So, we will benefit the operational free cash flow. We also have more working capital release due to the grain prices decrease. Also, working capital release through the prices of the live animals in Australia and Brazil. We also expect more US$100 million in tax refund by state taxes in US, and credit monetization in Brazil. And remember that every year, we have a postponement of livestock payment. For example, in first quarter this year, we had US$440 million that was payments that was postponed from December to January, 140 million was deferred payment of cattle in Brazil and US$300 million was deferred cattle in hogs in US.

So, if you have the same thing that we had last year, this year we have also a potential positive effect of these livestock deferred. So, all in all, we expect to have a good free cash flow for the fourth quarter as well as improvement in operational margins in almost all of our business units.

Pryia Origupa: Okay and then picking up on that point, you mentioned specifically that Australia, Brazil and Seara are continuing to see positive momentum into the fourth quarter. You guys had a really solid margin performance in US pork, how should we think about that performance into fourth quarter and then next year, particularly given where it is relative to kind of the long-term range?

Guilherme Cavalcanti: Okay, I’ll pass to Wesley Filho to talk about the perspectives of next year of pork and then Tomazoni.

Wesley Batista: Pryia, good morning. On pork, we expect that, you know, when we look back, pork is the most stable business we have overall, and this first half of the year we consider is more of an anomaly than more to do with the business going forward. We had a good quarter on third quarter, and we expect the fourth quarter usually to be a bit more challenging than the third quarter, that’s seasonal, nothing wrong with that. But we expect next year for pork to be a pretty good year and to have more margins closer to historic. So, we’re optimistic about work.

Beef is going to be a challenge as we go into the bottom of the cycle. We haven’t reached there yet, especially when we start retaining heifers, that’s going to be good news long-term, but short-term pain. So, when that happens, that’s all going to depend on climate and weather. If weather allows, we are going to start probably retaining heifers next year, which should reduce the availability of fed cattle. So, we expect 24 to be a challenging year, more challenging than this year.

Having said that, we have a lot of internal opportunities that we are capturing. We have been closing that gap in the last couple of quarters and so we expect that even though the market is going to be more challenging for Beef USA, into next year we expect that if we are able to capture all of these internal opportunities we have, we should be able not to have a worse year than this year and potentially could have a better year than this year.

Even though the market will be more challenging, approximately we still expect another 2-percentage points improvement in our operation from where we are today. We captured most of the commercial opportunities in the past two quarters, there’s still some opportunities in our commercial side of the business, but most of it was captured and now operations is where we’re really focused and there is probably another 2 percentage points to be captured there.

That’s more or less our outlook for the US business.

Pryia Origupa: Okay, that’s helpful. And so, we shouldn’t necessarily think of beef as losing money next year. Is that fair?

Wesley Batista: It will depend a lot on all of the things that’s internal, Priya. But yes, you should consider that. That’s what we are considering.

Pryia Origupa: Okay, that’s helpful. And then I think just on the listing, just final point as to sort of where you are in terms of the SEC conversations and when we may be able to see some sort of a release on the shareholder vote. And that’s it for me. Thank you.

Gilberto Tomazoni: It is Tomazoni speaking. I would like just to add to what Wesley talked about the perspective in terms of US. We are very bullish in terms of Australia, we are now working one shift, we are planning for the next year to be working two shifts because the availability of cattle, the market is demanding, we are very bullish in terms of our strategy operation.

And in terms of Brazil, we are very positive with Seara because we are identifying the very important gaps inside of our operation. We are working on that and our perspective that we’ll start to show more robust results in terms of our internal improvement. Beside of the market conditions, we have a lot to capture inside of the company.

Then in the demand out of the gate, we have new plants of Seara, and we are able to capture more market and our strategy is not fight for the same space, we are focused on growing the categories with the innovations. Then, we are very positive with Seara.

And about answering your last question about the listing, after we present our structure of our dual listing in the US and Brazil, we received the considerations from our ADR investor who would like to have the right to vote in the shareholder meetings, as well as the other investors. Since our present structure did not consider that option, then consider it to be a fair claim from our end. We do not have a financial urgence in carrying out the listing. We decided to comply with the request from our shareholders invested in ADRs and this decision forced us to redo the legal structure for our F4 with SEC.

Our legal department worked on the matter, and we resubmitted our F4 to SEC and now we are in the process for Q&A with SEC. And that is the answer for the question.

Operator: Our next question comes from Ben Terry, with Barclays. Please, go ahead.

Ben Terry: Yeah, good morning and thanks for taking also of my questions. I just wanted to follow-up quickly on the operations in Brazil, Seara in particular. So, we have seen the sequential improvement over the last two quarters, up now back at the margin of 5.5%, which we know is not the level you want to be.

So, how should we think about, just given the comments you made, sequential improvement into 4Q, but maybe a little bit of a preview into 2024? How are expected lower grain prices and just the business itself also on the export markets looking into 2024? How should we think about that margin recovery back to the more historic level at Seara? That would be my first question.

Gilberto Tomazoni: Hi, Jeremy. Thank you for your question. We see with the internal improvements, with the cost of the grain and the increase of the capacity that we have invested in CapEx during this three or four years, our margin will be double-digit. We are working on this.

Ben Terry: Okay, so you’re saying double-digit margin for next year.

Gilberto Tomazoni: Exactly. This is our forecast.

Ben Terry: Okay, perfect. And then Australia, obviously, is having a nice run, and you’ve mentioned the decline in cattle costs, around close to 50% on that cost side. Now, as we’re going through another El Niño phenomena and obviously the implications El Niño tend to be more dry conditions down in Australia, any early signs of some sort of a herd liquidation because of that what has been accelerating that cattle supply or the lower cost? Or is it really just because of everything that’s been rebuilt from the last recovery post-drought situation some years ago that you now just have a healthier availability on cattle?

Gilberto Tomazoni: Ben, the situation in Australia, they have rebuilt the herd, and the availability of the herd is because they passed two/three years rebuilding the herd. Now the availability hurt the price, and the availability hurts the cost because the cycle is a positive cycle. I mentioned before, we are working one shift and now we are preparing for the second shift, but nothing related to El Niño. El Nino could be an issue, but so far, it’s too early to say something about that.

Ben Terry: Okay, perfect. Thank you very much. I’ll leave it here.

Operator: Our next question comes from Andrew Strouzak, with BMO. Please, go ahead.

Andrew Strouzak: Thank you, [unintelligible]. Thanks for taking the questions. My first one is on export demand, and in particular from China. You called out some pressure on export prices from China. So, I guess I’m curious what are your expectation is going forward as we roll into 2024 in terms of China export demand and if you’re expecting a recovery and what your level of confidence in that is?

Gilberto Tomazoni: I will give you an overview about consider all of the market and then if Wesley wants to add some specifical things from the US, please feel free to do that. Andrew, when you talk about China, it was specifically your question, we see that the demand from China keeps growing because it is structural. If you look for the per capita consumption in China, it’s very low consider other markets with the same income power. That means that red meat is an aspiration in China, and it keeps growing.

When you talk about other proteins, then other proteins is a different dynamic. China will buy just of specific cuts, but not structural. Beef, we see that will keep growing and people say, “no, the economy is not the growth as before”, but look, it still grows 6% and the size of the economy is much bigger than before. We are very positive with China, not just for next year. We are positive for long-term in terms of beef, that the demand from the beef is structural and keep growing.

Andrew Strouzak: Okay, that’s helpful, thank you. And then my second question is just on the debt paid on expectations. You talked about entering the deleveraging phase. So, how should we be thinking about the pace of that, and the debt targets you’d like to achieve over of what kind of time frame? Thank you.

Guilherme Cavalcanti: Thank you, Andrew. So, at this moment, we are in budgeting process. So, we still don’t know what business units will put in the budget for margins. But one thing is for sure for next year, maybe it’s not a market consensus, is that capital expenditures will decrease given that we finished our capital expenditures expansions, both in Sierra and Italian products and bacon in the US. So, capital expenditures next year will most likely be lower.

Probably by the next call, I will give you our guidance on capital expenditure for 2024 once we have it finalized. So, if I put the market in consensus, for the fourth quarter now, as we are mentioning, especially because of Australia, Brazil and Seara, we will see most likely the EBITDA in the levels higher than we saw in the third quarter, the same for free cash flow. But again, even if we put the market consensus on the Bloomberg, we can get it for the fourth quarter, we’ll finish this year at 4 times net debt to EBITDA.

Then first quarter next year, remember, because the fourth quarter… fourth quarter 2022, remember, we had US$870 million EBITDA. And again, just you see the exchange of EBITDA will improve plus the free cash flow will make this faster leveraging for the fourth quarter. Then first quarter 2023 was the worst quarter and we had US$460 million in EBITDA, which will be replaced to a much higher EBITDA in the first quarter 2024. Then, despite cash consumption of the first quarter, we will see the statistical effect in our benefit decreasing again the leverage. And the second quarter we will start to generate free cash flow plus the EBITDA’s improvement that we mentioned that’s our expectation for next year, we’ll see this deleveraging path, which we’ll have more clear after the budgeting process.

But again, even if we put the market consensus in the model, you’ll see that we’ll finish next year with 3 times net debt to EBITDA, and if you put market consensus in 2025, we’ll see 2,5 times net debt to EBITDA. Bear in mind that the market consensus is 6.5% margin for next year and 7% margin for 2025, which we can think that is more on the conservative side.

Andrew Strouzak: Great. I appreciate all of that color. Thank you very much.

Operator: Our next question comes from Carla Casella, with JP Morgan. Please, go ahead.

Carla Casella: Hi. Just a couple of follow-ups on the earlier questions. Just in terms of the listing, is it really just the shareholder vote that is the last hurdle, or are there other hurdles that you need for that listing? And also related to that, have you given any early thoughts in terms of how much your business should be paying out in dividends once you’re [unintelligible] the listing versus what you pay today?

Guilherme Cavalcanti: Okay, I will start with the dividend question and then I’ll pass to Tomazoni. So, remember that we announced that when leverage was 3.15, we announced a special dividend in case of a general assembly approval of the listing process. Now the leverage is beyond what we allow for extraordinary dividends, which is 375 threshold. So, going forward, we will be able to pay extraordinary dividends, except from the minimum obliged by Brazilian corporate law, only when this leverage goes below 3.75.

And of course, if we list in US, we will have this requirement of minimal dividend, so also, the 3.75 will be exactly the threshold that will allow us to pay dividend.

So, the only thing that we have contemplated for next year is the special extraordinary dividends in case of the listing is approved that we announced when leverage was 3.15.

Gilberto Tomazoni: And Carla, just to add to what Guilherme said in terms of… the listing in US is our priority and the only change that we consider giving to our investors and ADRs is the right to vote in our shareholder meeting. It’s just that. This is an implication because it’s a legal implication, it’s the only change we have done when we have launched the project.

Guilherme Cavalcanti: Yeah, so we had to do another F4 application, and we are in this process of questions, obviously see on this new application that we changed to allow our ADRs to be able to vote given that our ADRs are still over the counter.

Carla Casella: Okay, great. And then just one business follow-up. We’ve heard a lot of companies talk about some variable trends in China, and I know you’ve got some business there. Can you just talk about what you’re seeing in kind of China and the Asian markets and how that impacts your different regions?

Gilberto Tomazoni: We are optimistic with this market, and we are increasing our sales from Brazil, from Australia. The only issue that we are facing in the US because of the availability of cattle in the US, but the other business in the US for pork and chicken, we are optimistic with the Asian market.

Wesley Batista: And Carla, I’ll just add that the lower availability of US beef is going to be a great opportunity for grain-fed out of Australia. So, we’re already seeing that today where a lot of times it’s much better for us to sell some of the cuts are better for us to sell in the domestic market and that volume is going to our grain-fed business in Australia. So, that’s pretty good for the Australian business.

Gilberto Tomazoni: And Carla, is one of the benefits from our diversified platform where we can capture the opportunities from different geographies, like US we have a restriction in terms of beef, but Brazil and Australia we are catching this opportunity.

Carla Casella: Okay great. And then, I’m not sure how much of this you can or will answer, but in the past, we’ve asked and talked about normalized margin ranges for the different businesses. I know the businesses have changed dramatically with more prepared food, some facility additions, efficiency improvements. Can you just give us any sense for what the normalized ranges for your operating margin are on the different businesses? Recognizing we may not be in that yet in some of the businesses we’re in a down cycle.

Gilberto Tomazoni: Carla, if you consider that we are working on the Seara for two digits, we are working for Australia close to two digits, we are positive of chicken in the US as well, in Europe, and the only really challenge we see it’s our beef in the US…

Wesley Batista: Sorry, Tomazoni, but you could consider beef to be the low single-digits, somewhere close to that, and the lower side of the low single-digits during the very down part of the cycle, and high single digits for pork, something like that.

Carla Casella: Great, thank you.

Operator: Our next question comes from Benjamin Black, with RBC Capital Markets. Please, go ahead.

Benjamin Black: Hi, guys. Thanks for taking my call. Just a couple of questions on credit side. It seems like you’re reasonably confident in the deleveraging path of your business for next year. Maybe just talk a little bit about excess free cash flow and if you would ever consider maybe taking out some lower dollar debt in the future given the current rate environment.

And then second question just being going back to the Chinese consumer, beef prices seem to be a little bit of a headwind in your Brazilian beef segment. On the structural demand part, totally understand where you’re coming from on that, but I guess maybe just speak to some of the pricing weakens that you’re seeing and what do we take for that pricing out of China to move back up? Thanks.

Guilherme Cavalcanti: Thank you. So, I will start with the free cash flow question. So, again, as I mentioned, we are still in the process of budgeting, which will give us more clarity once it’s finished about capital expenditures for next year. But so far, we’ve been able to consider the breakeven EBITDA of around US$3 billion. So, you get to the difference of your estimate of EBITDA to US$3 billion, which is our interest expenses per year which is around US$1.1 billion fixed plus 500 million of operational leasing, then we have the capital expenditures, which again we’re still revising, but so far, before we finish the budget, we can work with this USE3 billion.

And given that our EBITDA next year, as Tomazoni and Wesley Filho mentioned, will be improving, the margins will be improving for almost all the business units except the US Beef, we will probably see a higher free cash flow as well for next year. For example, then generally first quarter we have cash consumption, every quarter, this is seasonality, but on the second quarter next year onwards, we start to see free cash flow generation.

And then you have a relevant question, is that what we will do with this excess free cash flow. Remember that our indebtedness policies forbidden us to make acquisitions beyond 4.25 net debt to EBITDA, so we’ll only be able to deploy capital for acquisitions once we decrease the leverage below these levels, and we cannot pay extraordinary dividends above 3.75.

So, most likely, these excess cash that we start generating in the second quarter next year will be used to pay down debt. Which debt? Because we’ll be left over with basically almost all capital market debt, we’ll have to choose what will be more efficient way to tender for the debt. It’s an opportunity because given the low coupon that we have on those debts, they are trading below face value. So, any payment will decrease gross debt more proportionally than net debt if we buy those debts at the discount.

On the other hand, our average cost of debt is very low because we have bonds with coupon of 2,5%, with 3% even a 30-year of 4.3%, which is very cheap. But again, that’s the kind of calculations that we’ll have to do which will be more efficient way to decrease our debt. It’s clear?

Benjamin Black: And then just on the Chinese pricing part for Beef.

Gilberto Tomazoni: You talk about in terms of price and the demand? We are positive with the demand in China, and we are positive because it’s a long-term, it’s a structural demand, it increases the per capita consumption if you consider that the per capita consumption in China is very low, it’s 7.8 kilos per capita, if you consider globally is very low. This will be keep growing, it’s not just for next year, but they keep growing for long-terms because the economy is keeping growing. This is one point.

If you look for now the current price that you need to consider it is a consideration in terms of the cost of the cattle we have in Australia, the cost of the cattle we have in Brazil and the current price in China, the margin is not too bad. Of course, there is opportunity for growth. The price, if you consider the historical, the price can grow. But even that not grow, if you consider the current price, the margin is not bad. We are positive with China for next year.

Benjamin Black: Perfect. So, you would think that JBS Brazil should see sequential margin improvements from here?

Gilberto Tomazoni: Exactly.

Benjamin Black: Perfect. Thanks, guys.

Guilherme Cavalcanti: Thank you, Benjamin.

Operator: This concludes today’s question and answer session. I would like to invite Mr. Tomazoni to proceed with his closing statements. Please go ahead, sir.

Gilberto Tomazoni: I would like to thank all of you to participate in this earning call. Thank you for our team members that they are committed to making this company stronger and focused on operational excellence. Thank you.

Operator: That does conclude de JBS audio conference for today. Thank you very much for your participation, have a good day, and thank you for using Chorus Call.